Filed Pursuant to Rule 424(b)(3)
Registration Statement File No. 333-165509

PROSPECTUS SUPPLEMENT
(To Subscription and Community
Offering Prospectus dated May 6, 2010)

Up to 23,000,000 Shares
(subject to increase to up to 26,450,000 shares)

COMMON STOCK

This supplements the subscription and community offering prospectus of ViewPoint Financial Group, Inc. dated May 6, 2010. This prospectus supplement should be read together with the prospectus.
We have extended the community offering phase of the stock offering and have commenced a syndicated community offering.
We are extending the community offering phase of our stock offering until noon, Central Time, on June 28, 2010. In addition, we are conducting a syndicated community offering of shares not subscribed for in the subscription and community offerings. Sandler O’Neill & Partners, L.P. is acting as sole book-running manager and Sterne, Agee & Leach, Inc. is acting as a co-manager for the syndicated community offering, which is being conducted on a best efforts basis pursuant to a prospectus dated May 6, 2010. Neither Sandler O’Neill & Partners, L.P., Sterne, Agee & Leach, Inc, nor any member of the syndicate group is required to purchase any shares in the offerings. Anyone purchasing common stock in the community offering or the syndicated community offering is subject to the new purchase limitations discussed below and is otherwise subject to all applicable terms and conditions disclosed in the prospectus. We retain the right to accept or reject in whole or in part any order in the community offering or the syndicated community offering.
We are increasing the number of shares that you may purchase in the offering.
In order to complete the offering of our common stock, we must sell at least 17,000,000 shares of common stock, which is the minimum of our offering range. To facilitate the sale of additional shares, we have increased the amount of stock that you may purchase as follows:
•	You may now purchase up to 5.0% ($11,500,000 at the maximum of the offering range) of the shares sold in the offering.
•
You, together with any associates or persons who may be acting in concert with you (as defined in the prospectus), may now purchase up to 5.0% ($11,500,000 at the maximum of the offering range) of the shares sold in the offering.

These purchase limitations apply to purchases made in the subscription, community and syndicated community offerings. If you have purchased shares of common stock in the subscription, community and syndicated community offerings, your total orders must comply with the purchase limitations set forth above. We may, in our sole discretion and without further notice, accept orders for up to 8.79% of the total number of shares to be sold in the offering, provided that orders for stock exceeding 5% of the total offering shall not exceed in the aggregate 10% of the offering. The ownership limitations for current ViewPoint Financial Group’s shareholders disclosed in the prospectus remain unchanged.
If you, either alone or together with associates and persons acting in concert with you, submitted an order or orders in the subscription offering at the previous purchase limitations, you may increase your order by submitting another stock order form for the additional shares together with full payment for the additional shares at the purchase price of $10.00 per share. The stock order form for these shares must be received (not postmarked) by noon, Central Time, on June 28, 2010. Your existing stock order(s) will be maintained whether or not you submit an additional stock order form.
Completion of the offering remains subject to (i) approval of our plan of conversion and reorganization by ViewPoint Financial Group’s shareholders and ViewPoint Bank’s depositors, (ii) receipt of final regulatory approvals, including approval of an updated appraisal, and (iii) the sale of at least 17,000,000 shares of common stock, which is the minimum of our offering range.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. None of the Securities and Exchange Commission, the Office of Thrift Supervision, the Federal Deposit Insurance Corporation, or any state securities regulator has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

SANDLER O’NEILL + PARTNERS, L.P.

For assistance, please contact the Conversion Center at (972) 801-5781 or toll-free at (877) 613-8160.
The date of this prospectus supplement is June 16, 2010